ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
July 5, 2007 (ASX – Announcement & Media Release: Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 July 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lake Long Project, Lafourche Parish, South Louisiana

(SL 328 # 9 Deep Well)
Lower Hollywood target intersected – waiting on electric log run (FAR 10.1875%)

Since the last report of Thursday 28 June 2007, the SL328 # 9 well on the Hollywood Prospect, Lake Long, Louisiana, has drilled ahead through the Lower Hollywood Sands at 12,966 feet (measured depth) where a drilling break with gas shows on mudlogs was encountered.

The significance of shows in the Lower Hollywood Sands will not be known until electric logs have been run. The hole is currently being conditioned to run electric logs.

Results to Date
Electric logs have confirmed the presence of previously reported hydrocarbons in the Upper and Middle Hollywood Sands objectives. From the analysis of electric logs;

13 feet of net log pay has been calculated for the Upper Hollywood Sands objective and;
29 feet of net log pay has been calculated for the Middle Hollywood Sands objective.

These pay intervals are now behind pipe allowing for future production.

Background
The well targets multi-pay Hollywood Sands objectives, lying between 11,800 feet measured depth (11,700 feet true vertical depth) and the total well measured depth of 13,284 feet, which have a cumulative target potential of 21.7 billion cubic feet of gas and 760,000 barrels of condensate. The prospect was considered to be relatively low risk as there is good 3D seismic amplitude support of the multi-pay targets which are interpreted as indicating gas and the well is updip on structure to the nearby producing (Hollywood Sands) Palace (SL 328) #1 well.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au